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EXHIBIT 4.1

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

        This Amended and Restated Asset Purchase Agreement ("Agreement") is made and entered into as of this 12th day of February, 2004, by and between DAKSOFT, Inc., a South Dakota corporation, dba ReserveIt ("Seller"), and Spherix Incorporated, a Delaware corporation ("Buyer").

        Payment at Closing of the number of shares of Spherix Incorporated common stock (Nasdaq symbol SPEX) determined by dividing Three Hundred Thousand Dollars ($300,000.00) by the average of the per share last sale prices for such common stock as reported in The Wall Street Journal for the ten (10) trading days immediately preceding the date which is three (3) trading days immediately preceding the Closing Date. The shares of common stock will not be registered at the Closing; however, within ninety (90) days of the Closing Date, the Buyer will use its reasonable efforts to file an appropriate registration statement with the Securities and Exchange Commission to register such shares for resale by the Seller and the Buyer will use its reasonable efforts to cause such registration to thereafter become effective. Notwithstanding such registration, it is understood that the shares of common stock will be issued with restrictions on sale as follows: (1) Seller may not sell any Spherix stock for a period of six (6) months following Closing; and (2) After six months, Seller may sell Spherix Incorporated common stock in maximum increments of 1,000 shares per day/12,000 shares per month. Certificates evidencing the shares of common stock of Buyer will contain appropriate legends. Buyer and Seller will also explore the possibility of identifying a single individual or entity or a small group of individuals or entities to acquire the above-described shares of common stock in the event Seller seeks to sell said shares.

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AMENDED AND RESTATED ASSET PURCHASE AGREEMENT